Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2016 Results

•	Q4 Revenue Up 6.0% to $135.0 million; up 4.8% on a Constant Currency Basis
•	Q4 Net Income Attributable to Controlling Interest of $15.1 million; Diluted EPS of $0.44; Adjusted diluted EPS of $0.53
•	FY16 Revenue Up 7.8% to $538.5 million; up 8.4% on a Constant Currency Basis
•	FY16 Net Income Attributable to Controlling Interest of $74.6 million; Diluted EPS of $2.15; Adjusted diluted EPS of $2.33
•	Enters into Lowe’s with “Transform™” Overlay Solution in the United States
•	Company Provides 2017 Annual Guidance for Revenues and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its fourth quarter and fiscal year ended December 31, 2016.

Revenue in the fourth quarter of 2016 increased by 6.0% to $135.0 million as compared to $127.4 million in the same quarter of the prior year. On a constant currency basis, fourth quarter revenue growth was 4.8%. Growth as reported was driven primarily by sustained strong performances in Canada and Australia, up 20.0% and 17.5%, respectively; a 2.8% decline in the U.S. was better than expected and contributed to the Company’s outperformance of recent financial guidance for the fourth quarter and full year.

Yonathan Melamed, Interim Chief Executive Officer, commented, “We are pleased to have momentum in our U.S business which has begun to benefit from investment in our sales and marketing capabilities.  Our brand continues to demonstrate global strength and we continue to innovate new products that position us as a clear market leader and establish further growth opportunities for the Company.”

The Company is pleased to announce two significant developments in line with its growth strategy and leadership position. The Company’s new collaboration with Lowe’s Home Improvement in the United States focuses on a new quartz countertop overlay solution called "Transform™ by Caesarstone." Transform is a 13-millimeter quartz overlay surface that can be installed in one day over an existing kitchen countertop. The Company views this solution as a breakthrough product for consumers interested in refinishing without a costly renovation. The Company expects sales of Transform to commence in the first quarter of 2017. The Company also began direct distribution in the U.K. in January 2017 to leverage the opportunity for its products in that market.

Gross margin in the fourth quarter was 38.1% compared to a margin of 37.9% in the same period of the prior year. Lower raw material costs and increased mix of higher margin products were partially offset by higher costs in Richmond-Hill and an increased portion of IKEA revenue, which generates lower margin due to its fabrication and installation component.

Operating expenses in the fourth quarter were $32.3 million, or 23.9% of revenues, as compared to $25.6 million, or 20.1% of revenues, in the same quarter last year. Excluding legal settlements and loss contingencies, operating expenses in the fourth quarter were $29.2 million, or 21.6% of revenues, compared with $25.6 million or 20.1% of revenues last year. This was primarily due to strategic investments in sales and marketing capabilities in the United States designed to drive revenue growth.

Operating income in the fourth quarter was $19.1 million compared to $22.6 million in the same quarter last year. Operating margin excluding legal settlements and loss contingencies was 16.5% this quarter compared to 17.7% in the same quarter last year.

Adjusted EBITDA, which excludes share-based compensation, legal settlements and loss contingencies and non-recurring items, was $30.0 million in the fourth quarter of 2016, a margin of 22.2%. This compares to adjusted EBITDA of $30.4 million in the prior year’s fourth quarter, a margin of 23.9%.

Finance expense in the fourth quarter was $1.0 million compared to $0.7 million during the same period in the prior year. The increase was primarily due to higher revolving credit usage and banking activity.

The Company’s net income attributable to controlling interest was $15.1 million for the fourth quarter of 2016 compared to $18.7 million in the same quarter last year. Adjusted diluted net income per share for the fourth quarter was $0.53 on 34.4 million shares compared to last year’s fourth quarter level of $0.55 on 35.5 million shares.

Full-Year Results

Revenues for the full year of 2016 grew by 7.8% to a new record of $538.5 million compared to $499.5 million in 2015. On a constant currency basis, growth was 8.4% year over year. Full-year revenue growth was led by Canada and Australia, which grew at rates of 21.2% and 18.7% as reported and 25.4% and 19.0% on a constant currency basis, respectively.

Gross margin was 39.5% compared to 40.1% in 2015. The gross margin decline year-over-year was driven primarily by higher costs in the Richmond Hill plant, partially offset by lower raw material costs, increased content of higher margin products and better efficiency in the plants in Israel.

Operating expenses in 2016 were 22.2% of revenue compared to 20.8% in the prior year, primarily reflecting an increased investment in sales and marketing capabilities, particularly in the United States.

Operating income margin in 2016 was 17.2% compared to 19.3% in 2015, also reflecting the lower gross margin and the increase in sales and marketing expenses described above.

Adjusted EBITDA in 2016 increased by 3.7% to a record of $130.3 million, a margin of 24.2%, compared to $125.7 million, a margin of 25.2%, in 2015.

Net income attributable to controlling interest was $74.6 million for the full year of 2016 compared to $77.8 million in 2015. Adjusted net income attributable to controlling interest was $81.2 million compared to $83.7 million in 2015. Adjusted diluted earnings per share were $2.33 on 34.8 million shares in 2016, compared to $2.36 on 35.5 million shares in the prior year.

The Company's balance sheet as of December 31, 2016 continued to strengthen with cash, cash equivalents and short-term bank deposits of $106.3 million, an increase of $38.2 million net of commercial loans relative to 2015 year-end. The Company’s cash, cash equivalents and short-term bank deposits grew despite its repurchase of 1.1 million ordinary shares for a total of $39.4 million during the year.

Guidance

The Company today issued guidance for the full-year of 2017.  It expects its 2017 revenue to be in the range of $580 million to $595 million, and adjusted EBITDA to be in the range of $119 million to $126 million.

Conference Call Details

Yonathan Melamed, the Company's Interim CEO, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 13653395. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 8, 2017 and will last through 11:59 p.m. ET on February 15, 2017.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$106,270	$62,807
Trade receivables, net	63,072	59,185
Other accounts receivable and prepaid expenses	39,484	32,230
Inventories	101,474	95,479

Total current assets	310,300	249,701

LONG-TERM ASSETS:
Severance pay fund	3,403	3,296
Other receivables long-term	7,977	8,603

Total long-term assets	11,380	11,899

PROPERTY, PLANT AND EQUIPMENT, NET	222,818	225,438

OTHER ASSETS	4,546	6,883

GOODWILL	35,656	35,821

Total assets	$584,700	$529,742

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$8,540	$3,241
Trade payables	48,633	46,382
Related party and other loan	3,099	3,251
Accrued expenses and other liabilities	33,065	27,986

Total current liabilities	93,337	80,860

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,070	8,472
Legal settlements and loss contingencies long-term	12,527	11,190
Accrued severance pay	4,265	4,309
Long-term warranty provision	988	934
Deferred tax liabilities, net	14,921	14,767
Share-based payment	-	148

Total long-term liabilities	40,771	39,820

REDEEMABLE NON-CONTROLLING INTEREST	10,691	8,841

EQUITY:
Ordinary shares	360	370
Treasury shares - at cost	(39,419)	-
Additional paid-in capital	146,536	142,765
Accumulated other comprehensive loss	(1,150)	(1,892)
Retained earnings	333,574	258,978

Total equity	439,901	400,221

Total liabilities and equity	$584,700	$529,742

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$134,975	$127,361	$538,543	$499,515
Cost of revenues	83,543	79,143	326,057	299,290

Gross profit	51,432	48,218	212,486	200,225

Operating expenses:
Research and development	713	993	3,290	3,052
Marketing and selling	18,568	15,047	70,343	59,521
General and administrative	9,930	9,599	40,181	36,612
Legal settlements and loss contingencies, net	3,115	(64)	5,868	4,654

Total operating expenses	32,326	25,575	119,682	103,839

Operating income	19,106	22,643	92,804	96,386
Finance expenses, net	1,000	688	3,318	3,085

Income before taxes on income	18,106	21,955	89,486	93,301
Taxes on income	2,790	2,563	13,003	13,843

Net income	$15,316	$19,392	$76,483	$79,458

Net income attributable to non-controlling interest	(248)	(682)	(1,887)	(1,692)
Net income attributable to controlling interest	$15,068	$18,710	$74,596	$77,766
Basic net income per ordinary share	$0.44	$0.53	$2.15	$2.21
Diluted net income per ordinary share	$0.44	$0.53	$2.15	$2.19
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,321,573	35,294,755	34,706,303	35,252,596
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,356,672	35,451,861	34,763,920	35,463,698

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Twelve months ended December 31,
U.S. dollars in thousands	2016	2015

Cash flows from operating activities:

Net income	$76,483	$79,458
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,254	22,334
Share-based compensation expense	3,068	2,293
Accrued severance pay, net	(150)	540
Changes in deferred tax, net	(6,860)	7,051
Capital loss	32	-
Legal settlemnets and loss contingencies, net	5,868	4,654
Compensation paid by a shareholder	266	-
Increase in trade receivables	(4,184)	(2,968)
Decrease (increase) in other accounts receivable and prepaid expenses	280	(3,069)
Increase in inventories	(5,376)	(15,267)
Increase (decrease) in trade payables	1,424	(8,659)
Increase (decrease) in warranty provision	100	(447)
Increase (decrease) in accrued expenses and other liabilities including related party	2,314	(259)

Net cash provided by operating activities	101,519	85,661

Cash flows from investing activities:

Purchase of property, plant and equipment	(22,943)	(76,495)
Proceeds from sale of property, plant and equipment	22	-
Increase in long term deposits	(452)	(1,228)

Net cash used in investing activities (*)	(23,373)	(77,723)

Cash flows from financing activities:

Dividend paid by subsidiary to non-controlling interest	(243)	-
Changes in short-term bank credit and loans, net	5,157	3,241
Repayment of a financing leaseback related to Bar-Lev transaction	(1,100)	(1,092)
Purchase of treasury shares at cost	(39,430)	-

Net cash provided by (used in) financing activities	(35,616)	2,149

Effect of exchange rate differences on cash and cash equivalents	933	(1,607)

Increase in cash and cash equivalents and short-term bank deposits	43,463	8,480
Cash and cash equivalents and short-term bank deposits at beginning of the period	62,807	54,327

Cash and cash equivalents and short-term bank deposits at end of the period	$106,270	$62,807

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(403)	(4,389)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2016	2015	2016	2015
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$15,316	$19,392	$76,483	$79,458
Finance expenses, net	1,000	688	3,318	3,085
Taxes on income	2,790	2,563	13,003	13,843
Depreciation and amortization	7,211	6,706	28,254	22,334
Legal settlements and loss contingencies, net (a)	3,115	(64)	5,868	4,654
Compensation paid by a shareholder (b)	-	-	266	-
Share-based compensation expense (c)	535	1,147	3,068	2,293
Adjusted EBITDA (Non-GAAP)	$29,967	$30,432	$130,260	$125,667

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$15,068	$18,710	$74,596	$77,766
Legal settlements and loss contingencies, net (a)	3,115	(64)	5,868	4,654
Compensation paid by a shareholder (b)	-	-	266	-
Share-based compensation expense (c)	535	1,147	3,068	2,293
Tax adjustment (d)	-	-	(1,158)	-
Total adjustments	3,650	1,083	8,044	6,947
Less tax on non-tax adjustments (e)	572	104	1,456	1,031
Total adjustments after tax	3,078	979	6,588	5,916

Adjusted net income attributable to controlling interest (Non-GAAP)	$18,146	$19,689	$81,184	$83,682
Adjusted diluted EPS (f)	$0.53	$0.55	$2.33	$2.36

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(d)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(e)	Tax adjustments for the three and twelve months ended December 31, 2016 and 2015 were based on the effective tax rates for these periods, respectively.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2016	2015	2016	2015

USA	$54,963	$56,549	$222,597	$223,341
Australia (incl. New Zealand)	36,062	30,687	130,910	110,290
Canada	21,460	17,879	85,740	70,739
Israel	9,816	9,592	42,545	39,645
Europe	5,199	5,479	25,606	23,948
Rest of World	7,475	7,176	31,145	31,552
	$134,975	$127,361	$538,543	$499,515